AMERICAN SMOOTH WAVE VENTURES, INC.

United States Securities and Exchange Commission

Washington DC 20549

      RE: American Smooth Wave Ventures, Inc.

              Item 4.01 8K/A

Filed February 25, 2010

To Whom It May Concern:

      In connection with your comment letter, American Smooth Wave Ventures, Inc. hereby acknowledges that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing;
    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Irwin J. Kirz , President

American Smooth Wave Ventures, Inc.